Exhibit 99.1

Commerce One Updates Guidance for Third Quarter

PLEASANTON, Calif. — October 1, 2003 — Commerce One (Nasdaq: CMRC) today announced updates to its financial guidance for the quarter ending September 30, 2003 and its commitment to ongoing cost-cutting measures.

The company now expects the following results for its third quarter of 2003: license revenue of approximately $850,000; services revenue of approximately $4.6 million; and a total cash balance as of September 30, 2003 of approximately $14 million of which approximately $10.5 to $11.0 million was unencumbered. Total expenses for the quarter are anticipated to be favorable to the company's prior guidance. The company plans to continue to implement aggressive cost-cutting measures including a two-week furlough of certain of its non-critical US-based employees.

"Effectively controlling our cash and expenses is essential as we work to build new revenue opportunities in the composite process management market," said Mark Hoffman, Chairman and CEO of Commerce One." Our Commerce One Conductor platform and its unique, registry-driven approach to creating new capabilities from existing systems and applications have received significant interest in the market from our current and prospective customers. We believe that effective cost controls can provide us with the time and resources we need to effectively convert this interest into new revenues."

Commerce One will provide a complete summary of its financial results for the third quarter of 2003 in the earnings announcement scheduled for October 30, 2003.

About Commerce One
From its initial roots in Internet-based software applications to its establishment of the world's largest e-commerce trading network, Commerce One has consistently been at the forefront of delivering advanced technologies that help global businesses collaborate with their partners, customers and suppliers over the Internet. Commerce One has defined many of the open standards and protocols established for business networks today and our global customer base represent leaders in a wide range of industries. The Commerce One Conductor platform and industry specific Process Accelerators represent the next generation of business process management solutions that enable enterprises to optimize their existing technology investments and enhance functionality of existing applications and processes. For more information, go to www.commerceone.com.

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Forward Looking Statements
This press release includes forward-looking statements within the meaning of the securities laws. These forward-looking statements include statements regarding the cost savings and other benefits expected from a furlough of our U.S. based employees and other cost-cutting measures, our efforts to continue to reduce our operating expenses, our ability to convert interest in the Commerce One Conductor platform into revenues and our expected revenue, cash, and other financial results. The words "believe," "expect," "intend," "plan," "project," "will" and similar phrases as they relate to Commerce One are also intended to identify such forward-looking statements. These statements reflect the current views and assumptions of Commerce One, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These factors include, but are not limited to, the following: final review by the company's external auditors of our financial results and any resulting accounting adjustments; factors impacting the company's ability to recognize revenue for customer agreements as expected; unexpected expenses; the inability to collect accounts receivable; factors associated with our dependence on the Conductor platform, factors associated with the release of new products and market acceptance of those products and various external factors, including economic, political and other global conditions; and various other risks including, without limitation, those discussed in Commerce One's filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2002 and quarterly report on Form 10-Q for the quarter ended June 30, 2003. The information provided in this press release is current as of the date of its publication. Commerce One

expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

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Contact:
  Commerce One
  Jeff Watts, 925-520-4403